KPMG PEAT MARWICK LLP
111 South Calver Street
Baltimore, Maryland 21202


May 1, 1995



Mid-Atlantic Realty Trust
Linthicum, Maryland

Ladies and Gentlemen:

We have been furnished with a copy of Form 10-Q of Mid-Atlantic Realty Trust and subsidiaries (the Company) for the three months ended March 31, 1995 and have read the Company's statements contained in the notes to the consolidated financial statements included therein. As stated in the notes to those financial statements, the Company changed its method of accounting for percentage rents and states that the newly adopted accounting principle is preferable in the circumstances since it provides a better matching of revenues and expenses. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG PEAT MARWICK LLP